Sacks Parente Golf, Inc.

551 Calle San Pablo

Camarillo, CA 93012

March 27, 2023

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C. 20549

Attention: Ernest Greene

Re:	Sacks Parente Golf, Inc.
Amendment No. 5 to Registration Statement on Form S-1
Filed March 23, 2023
File No. 333-266610

Ladies and Gentlemen:

By letter dated March 24, 2023, the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) provided Sacks Parente Golf, Inc. (the “Company”) with comments on the Company’s Amendment No. 5 to Registration Statement on Form S-1, described above (the “Registration Statement”).

This letter contains the Company’s responses to the Staff’s comments. The numbered responses and the headings set forth below correspond to the numbered comments and headings in the Staff’s letter to the Registration Statement.

Concurrently herewith, the Company is filing Amendment No. 6 to the Registration Statement.

Amendment No. 5 to Registration Statement on Form S-1

Capitalization, page 33

1.	We note that you have only included the pro forma adjustments related to your common stock subject to possible redemption in the “Unaudited Pro Forma” column of your capitalization table. Please revise this column to show the amounts for all line items in your table. Your “Unaudited Pro Forma” column should be presented in a manner similar to your “Actual” column including subtotals and totals. In addition, please also revise “Total capitalization” in the “Unaudited Pro Forma as Adjusted” column to $15,688,000 instead of $15,680,000.

COMPANY’S RESPONSE

We have revised the capitalization table pursuant to the Staff’s comments.

If you have any questions regarding this response, please direct them to our counsel David Ficksman at 310-789-1290 or dficksman@troygould.com.

Sincerely,

Sacks Parente Golf, Inc.

/s/ Akinobu Yorihiro
By:	Akinobu Yorihiro
Chief Technology Officer

cc:	David L. Ficksman